EXHIBIT 99.1

Mogo Granted Extension to Meet Nasdaq Minimum Bid Price Deficiency

Vancouver, British Columbia, May 4, 2023 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO) (“Mogo” or the “Company”), one of Canada’s leading financial technology companies, today announced that it received a notice (the “Extension Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”) granting the Company’s request for a 180-day extension to regain compliance with the minimum bid price requirement ("Minimum Bid Requirement") of US$1.00 per share under the Nasdaq Listing Rule 5550(a)(2). The Company was first notified by Nasdaq on October 28, 2022, and was given until April 26, 2023 to regain compliance. The Company now has until October 23, 2023 to meet the requirement.

The Extension Notice has no immediate effect on the listing or trading of the Company’s Common Shares (the “Shares”) and the Shares will continue to trade on Nasdaq under the symbol “MOGO.” The Shares are also listed on the Toronto Stock Exchange and the Extension Notice does not affect the Company’s compliance status with such listing. Mogo’s business operations are also not affected, and the Company fully intends to resolve the deficiency and regain compliance with the Nasdaq Listing Rules.

If at any time before October 23, 2023, the bid price of the Shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement.

The Company will continue to monitor the bid price of its Shares between now and October 23, 2023, and to evaluate its available options to regain compliance with Nasdaq’s minimum bid price rule within the compliance period.

Forward-Looking Statements

This news release may contain "forward-looking statements" within the meaning of applicable securities legislation, including statements regarding regaining compliance with the Nasdaq Listing Rules and the Company’s ability to appeal a delisting determination. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic, and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance, or achievements to be materially different from the estimated future results, performance, or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo's control. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov . Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events, or otherwise.

- 1 -

About Mogo

Mogo, one of Canada’s leading digital finance companies, is empowering its members with simple digital solutions to help them build wealth and achieve financial freedom. Mogo’s trade app, MogoTrade, offers commission-free stock trading that helps users make a positive impact with every investment and together with Moka, Mogo’s wholly-owned subsidiary bringing automated, fully-managed flat-fee investing to Canadians, forms the heart of Mogo’s digital wealth platform. Mogo also offers digital loans and mortgages. Through Mogo’s wholly-owned subsidiary, Carta Worldwide, we also offer a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe and Canada. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

646-829-9701

shamsian@lythampartners.com

Craig Armitage

Investor Relations

craiga@mogo.ca

(416) 347-8954

- 2 -